SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 8-A
For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934
GRAYMARK HEALTHCARE, INC.
(Exact name of registrant as specified in its charter)

Oklahoma (State of incorporation or organization)	20-0180812 (I.R.S. Employer Identification No.)

101 North Robinson, Suite 920 Oklahoma City, Oklahoma (Address of principal executive offices)	73102 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be registered	each class to be registered

Common Stock, $.0001 par value	The NASDAQ Stock Market LLC
Securities to be registered pursuant to Section 12(g) of the Act:

Item 1. Description of Registrant’s Securities to be Registered
     We at Graymark Healthcare, Inc. are an Oklahoma corporation. Pursuant to our Certificate of Incorporation, we are authorized to issue up to 510,000,000 shares of capital stock, consisting of 500,000,000 shares of common stock, $.0001 par value per share, and 10,000,000 shares of preferred stock, $.0001 par value per share.
     The following description of certain matters relating to our common stock and preferred stock is a summary and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, which have been filed as exhibits to our Quarterly Report on Form 10-Q for the three months ended June 30, 2008 filed with the U.S. Securities and Exchange Commission on August 14, 2008. See “Item 2. Exhibits.”
Common Stock
     The rights, privileges, disabilities and restrictions in general of the holders of our outstanding shares of the common stock are as follows:
•	the right to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of assets legally available therefor, subject to the payment of preferential dividends with respect to our then outstanding preferred stock;
•	the right to share ratably in all assets available for distribution to the common stock shareholders after payment of our liabilities in the event of our liquidation, dissolution and winding-up, subject to the prior distribution rights of the holders of our then outstanding preferred stock;
•	the right to one vote per share on matters submitted to a vote by our common stock shareholders;
•	no preferential or preemptive right and no subscription, redemption or conversion privilege with respect to the issuance of additional shares of our common stock; and
•	no cumulative voting rights, which means that the holders of a majority of shares voting for the election of directors can elect all members of our board of directors then subject to election.
In general, a majority vote of shares represented at a meeting of common stock shareholders at which a quorum (one-third of the outstanding shares of common stock) is present, is sufficient for all actions that require the vote or concurrence of shareholders, subject to and possibly in connection with the voting rights of the holders of our then outstanding preferred stock and entitled to vote with the holders of our common stock. Upon issuance of the common stock offered under the offering, all of the outstanding shares of our common stock will be fully paid and non-assessable.
Preferred Stock
     Our authorized preferred stock may be issued from time to time in one or more series. Our board of directors, without further approval of the common stock shareholders, is authorized to fix the relative rights, preferences, privileges and restrictions applicable to each series of our preferred stock. We believe that having this a class of preferred stock provides greater flexibility in financing, acquisitions and other corporate activities. While there are no current plans, commitments or understandings, written or oral, to issue any of our preferred stock, in the event of any issuance, our common stock shareholders will not have any preemptive or similar rights to acquire any of the preferred stock. Issuance of preferred stock could adversely affect
•	the voting power of the holders of our then outstanding common stock,
•	the likelihood that the holders will receive dividend payments and payments upon liquidation and
•	could have the effect of delaying or preventing a change in shareholder and management control.

Transfer Agent and Registrar
     Computershare Investor Services is the registrar and transfer agent of our common stock and warrant agent of our redeemable warrants. The mailing address of Computershare Investor Services is P.O. Box 43078, Providence, RI 02940-3078 and its address for overnight deliveries is 250 Royall Street, Canton, Massachusetts 02021.
Shareholder Action
     Under our bylaws, the affirmative vote of the holders of a majority of the shares of the common stock voted at a meeting of shareholders is sufficient to authorize, affirm, ratify or consent to any act or action required of or by the holders of the common stock, except as otherwise provided by the Oklahoma General Corporation Act.
     Under the Oklahoma General Corporation Act, our shareholders may take actions without the holding of a meeting by written consent. The written consent must be signed by the holders of a sufficient number of shares to approve the act or action had all of our outstanding shares of capital stock entitled to vote thereon been present at a meeting. In this event, we are required to provide prompt notice of any corporate action taken without a meeting to our shareholders who did not consent in writing to the act or action. However, any time that we have 1,000 or more shareholders of record, any act or action required of or by the holders of our capital stock entitled to vote thereon may only be taken by unanimous affirmative written consent of the shareholders or a shareholder meeting.
Anti-Takeover Provisions
     Our certificate of incorporation and the Oklahoma General Corporation Act include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging the proposals because, among other things, negotiation of the proposals might result in an improvement of the takeover terms. The description below related to provisions of our certificate of incorporation is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation.
     Our certificate of incorporation authorizes the issuance of the preferred stock in classes. Our board of directors is authorized to set and determine the voting rights, redemption rights, conversion rights and other rights relating to the class of preferred stock. In some circumstances, the preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which our board of directors opposes.
Item 2. Exhibits
1.1	Form of the certificate of common stock of Registrant.

2.1	Certificate of Incorporation of Registrant is incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q filed with the Commission on August 14, 2008.

2.2	Bylaws of Registrant (as amended and restated) are incorporated by reference to Exhibit 3.2 of the Quarterly Report on Form 10-Q filed with the Commission on August 14, 2008.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 8th day of September 2008.

GRAYMARK HEALTHCARE, INC.
By:	/S/ STANTON NELSON
Stanton Nelson, Chief Executive Officer
(Registrant’s Principal Executive Officer)